The Board approves the appointment of the Chief Financial Officer

Date of events: 2014/05/13

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): Chief Financial Officer

2.	Date of occurrence of the change: 2014/05/13

3.	Name, title, and resume of the replaced person: Mu-Piao Shih, President of Chunghwa

Telecom; Master’s degree in Electrical Engineering from National Taiwan University

4. Name, title, and resume of the replacement: Bo Yung Chen, served as the CFO of TSMC

Solid State Lighting; MBA from University of Pittsburgh

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): new replacement

6.	Reason for the change: new replacement

7.	Effective date: 2014/05/15

8.	Any other matters that need to be specified: The President Mu-Piao Shih was acting the position of Chief Financial Officer con-currently from February 1, 2014